SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 19, 2004

This report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333-101891) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

ANGLOGOLD LIMITED
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures:

Pro forma condensed combined financial information as of and for the year ended December 31, 2003 to show the effects of the proposed combination with Ashanti Goldfields Company Limited, as well as the issue of guaranteed Bonds by a subsidiary of AngloGold Limited.

PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003 TO SHOW THE EFFECTS OF THE COMBINATION WITH ASHANTI GOLDFIELDS COMPANY LIMITED, AS WELL AS THE ISSUE OF GUARANTEED BONDS

Basis of presentation

Set out below is consolidated pro forma condensed combined financial information of AngloGold Limited or "AngloGold". This is provided for illustrative purposes only in order to show the effects of the combination of AngloGold and Ashanti Goldfields Company Limited or "Ashanti" accounted for as a purchase and the issuance of the Bonds (as defined below), assuming these transactions took place on January 1, 2003 for purposes of the income statements and on December 31, 2003 for purposes of the balance sheet.

The 2.375 per cent guaranteed convertible bonds due 2009 in an aggregate principle amount of US$1 billion (the "Bonds") of AngloGold Holdings plc were issued on February 27, 2004 and are fully, unconditionally and irrevocably guaranteed by AngloGold and convertible into American Depositary Shares ("ADSs"), each as of the date hereof representing one ordinary share of AngloGold of ZAR0.25 par value each.

The pro forma condensed combined financial information has been prepared for comparative purposes only and does not purport to be indicative of what the results or financial position would have been if the combination had actually occurred at an earlier date, or to project the results of the combined companies' operations for any future date or period.

Historical financial information for AngloGold presented in this Form 6-K has been prepared in accordance with US GAAP.

Historical financial information for Ashanti presented in this Form 6-K has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP. Note 29 of the historical audited annual financial statements of Ashanti sets forth a discussion of the principal differences between UK GAAP and US GAAP and a reconciliation from UK GAAP to US GAAP of shareholders' equity as at the end of, and the profit/loss attributable to shareholders for, the periods presented. This information has been used to adjust the Ashanti UK GAAP financial statements to US GAAP and for this reason does not necessarily incorporate all adjustments that might be necessary.

The pro forma condensed combined income statement information is based on the historical statements of income of AngloGold and Ashanti as set out below and reflects the position after giving effect to the pro forma adjustments described in the accompanying notes thereto as if the combination and Bonds issuance was effective from January 1, 2003:

- AngloGold's audited consolidated income statement for the year ended December 31, 2003, prepared in accordance with US GAAP adjusted for the effects of the issue of the Bonds,

- Ashanti's audited consolidated income statement for the year ended December 31, 2003, prepared in accordance with UK GAAP and reconciled to US GAAP.

The pro forma condensed combined balance sheet information is based on the historical balance sheets of AngloGold and Ashanti as set out below and reflects the position after giving effect to the pro forma adjustments described in the accompanying notes thereto as if the combination and Bonds issuance occurred on December 31, 2003:

- AngloGold's audited consolidated balance sheet as at December 31, 2003 prepared in accordance with US GAAP, adjusted for the effects of the issue of the Bonds;

- Ashanti's audited consolidated balance sheet as at December 31, 2003 prepared in accordance with UK GAAP and reconciled to US GAAP.

In preparing the pro forma results the Ashanti and the Geita joint venture, gold hedges have been treated as non-hedge derivatives and the estimated change in the marked-to-market value of these derivatives over the period has been recognized as a non-hedge derivative loss of US$441 million or basic and diluted earnings per share of 167 US cents. This treatment results in an adverse effect on the pro-forma basic earnings per share and diluted earnings per share.

The marked-to-market value of gold hedges is done at a point in time and results in a non-hedge derivative loss (or profit) that is in no way predictive of the future value of the hedge position or of the future impact on the revenue of the company. The marked-to-market loss of Ashanti's hedge book will be taken into account in determining the fair value of Ashanti's assets.

No adjustment has been made in the pro forma financial statements for the expected synergies or cost savings to be generated in the combination with Ashanti.

Estimated per share information for the year ended December 31, 2003

The pro forma historical financial effects of the combination and the Bonds issuance are as follows:

For the year ended December 31, 2003 and as at December 31, 2003		Before the Bonds and the Combination	Adjusted for the Bonds and before the Combination	After the Combination [1][8]
Net asset value per ordinary share [2]	- US cents	927	927	1,374
Net tangible asset value per ordinary share [2]	- US cents	743	743	840
Basic earnings/(loss) per ordinary share [3]	- US cents	112	109	(78)
Diluted earnings/(loss) per ordinary share [4]	- US cents	112	109	(78)
Weighted average number of ordinary shares [5]		222,836,574	222,836,574	264,001,874
Diluted number of ordinary shares [6]		223,717,575	239,102,190	280,267,490
Number of ordinary shares in issue [7]		223,136,342	223,136,342	264,301,642

NOTES:

1. It is assumed for the purposes of the above calculations that 41,165,300 AngloGold ordinary shares will be issued as a result of the combination with Ashanti on the basis that the 130,486,968 Ashanti ordinary shares currently in issue, together with 2,296,826 Ashanti warrants in issue as at December 31, 2003, are exchanged at the share exchange ratio of 0.29 AngloGold ordinary shares per Ashanti ordinary share or warrants and that 2,658,000 AngloGold ordinary shares will be issued to the Government of Ghana under the Stability Agreement between AngloGold and the Government of Ghana. All outstanding options over Ashanti ordinary shares are assumed to be cancelled for cash.

2. Net asset value per ordinary share is computed by dividing share capital and reserves by the number of ordinary shares in issue. Net tangible asset value per ordinary share is computed by dividing share capital and reserves (excluding goodwill) by the number of ordinary shares in issue.

3. Basic earnings/(loss) per ordinary share is computed by dividing income/(loss) before cumulative effect of accounting change by the weighted average number of ordinary shares in issue.

4. Before the combination with Ashanti diluted earnings/(loss) per ordinary share is computed by dividing income/(loss) before cumulative effect of accounting change by the weighted average diluted number of ordinary shares. For AngloGold the effects of the Bonds are antidilutive and accordingly dilutive earnings per share is equal to the basic earnings per share.

5. The weighted average number of AngloGold ordinary shares in issue was 222,836,574 for the year ended December 31, 2003 and as a result of the issuance of 41,165,300, the weighted average number of AngloGold ordinary shares in issue after giving effect to the combination (see note 1) would have been 264,001,874.

6. The weighted average diluted number of AngloGold ordinary shares in issue was 223,717,575 for the year ended December 31, 2003 and as a result of the issuance of 41,165,300 AngloGold ordinary shares in the combination (see note 1) with Ashanti and pursuant to the Stability Agreement and the issuance of 15,384,615 AngloGold ordinary shares in the Bonds issue, the weighted average diluted number would have been 280,267,490.

7. The number of AngloGold ordinary shares in issue as at December 31, 2003 was 223,136,342, and as a result of the issuance of 41,165,300 AngloGold ordinary shares in the combination (see note 1), the number of AngloGold ordinary shares in issue after giving effect to the combination would have been 264,301,642 AngloGold ordinary shares.

8. The financial effects have been calculated based on the average market price of AngloGold ADSs on the New York Stock Exchange of US$38 a share during the two days before and after October 15, 2003, the day on which the issue price was announced to be increased to 29 AngloGold ordinary shares for each 100 Ashanti ordinary shares in issue.


Pro Forma Condensed Combined Statement of Income
for the year ended December 31, 2003


	Historical AngloGold year ended December 31, 2003 US GAAP	Bonds	Notes	Historical AngloGold with Bonds year ended December 31, 2003 US GAAP	Historical Ashanti year ended December 31, 2003 UK GAAP	Adjustments to convert Ashanti to US GAAP	Notes	Historical Ashanti year ended December 31, 2003 US GAAP	Equity adjustments to subsidiary (note 3)	Purchase adjustments	Ref	Pro forma year ended December 31, 2003
					(US$ millions)							
Sales and other income	**2,062**	**-**		**2,062**	**457**	**9**		**466**	**108**	**-**		**2,636**
Product sales	2,026	-		2,026	457	9	2.1	466	108	-		2,600
Interest, dividends and other	36	-		36	-	-		-	-	-		36
Costs and expenses	**1,651**	8		1,659	428	415		843	110	91		2,703
Production costs	1,206	-		1,206	309	-		309	60	-		1,575
Exploration costs	40	-		40	5	-		5	-	-		45
Related party transactions	36	-		36	-	-		-	-	-		36
General and administrative	43	-		43	21	-		21	-	-		64
Royalties	27	-		27	14	-		14	4	-		45
Market development costs	19	-		19	-	-		-	-	-		19
Depreciation, depletion and amortization	321	-		321	67	(13)	2.2	54	8	91	4.2	474
Impairment of assets	78	-		78	15	4	2.3	19	-	-		97
Interest expense	49	8	1.1	57	10	-		10	5	-		72
Accretion expense	2	-		2	-	-		-	-	-		2
Employment severance costs	4	-		4	-	-		-	-	-		4
Other	-	-		-	-	16	2.4	16	-	-		16
(Proft)/loss on sale of assets	(55)	-		(55)	(13)	-		(13)	-	-		(68)
Non-hedge derivative (gains)/loss	(119)	-		(119)	-	408	2.1	408	33	-		322
Income/(loss) before equity income and income tax	411	(8)		403	29	(406)		(377)	(2)	(91)		(67)
Equity income in affiliates	2	-		2	22	(29)	2.5	(7)	7	-		2
Income/(loss) before income tax provision	413	(8)		405	51	(435)		(384)	5	(91)		(65)
Deferred income and mining tax (expense)/benefit	(146)	-		(146)	-	-		-	(5)	27	4.3	(124)
Income/(loss) before minority interest	267	(8)		259	51	(435)		(384)	-	(64)		(189)
Minority interest	(17)	-		(17)	(1)	-		(1)	-	-		(18)
Income/(loss) before cumulative effect of accounting change	250	(8)		242	50	(435)		(385)	-	(64)		(207)
Basic earnings/(loss) per ordinary share: (cents) **Income/(loss)**	112											(78)
Diluted earnings/(loss) per ordinary share: (cents) **Income/(loss)**	112											(78)
Weighted average number of ordinary shares used in the computation	222,836,574											264,001,874
Diluted number of ordinary shares used in the computation	223,717,575											280,267,490

Pro Forma Condensed Combined Balance Sheet Data
as of December 31, 2003

	Historical AngloGold as of December 31, 2003 US GAAP	Bonds	Notes	Historical AngloGold with Bonds as of December 31, 2003 US GAAP	Historical Ashanti as of December 31, 2003 UK GAAP	Adjustments to convert Ashanti to US GAAP	Notes	Historical Ashanti as of December 31, 2003 US GAAP	Equity adjustments to subsidiary (note 3)	Purchase adjustments	Ref	Pro forma, as of December 31, 2003
	(US$ millions)											
Assets												
Current assets	1,417	294		1,711	181	-		181	33	(108)		1,817
Cash and cash equivalents	505	294	1.2	799	74	(20)	2.6	54	4	(93)	4.4	764
Receivables	602	-		602	39	20		59	15	(15)		661
Trade	47	-		47	39	20	2.7	59	15	(15)		106
Derivatives	377	-		377	-	-		-	-	-		377
Value added taxes	27	-		27	-	-		-	-	-		27
Other	151	-		151	-	-		-	-	-		151
Inventories	310	-		310	68	-		68	14	-		392
Property, plant and equipment, net	2,555	-		2,555	603	(186)	2.3	417	110	-		3,082
Acquired properties, net	936	-		936	-	-		-	-	1,426	4.5	2,362
Goodwill	410	-		410	15	33	2.3	48	51	903	4.6	1,412
Derivatives	94	-		94	-	-		-	-	-		94
Other long term assets	167	-		167	115	(77)	2.8	38	(37)	-		168
Total assets	5,579	294		5,873	914	(230)		684	157	2,221		8,935
Liabilities and Stockholders' equity												
Current liabilities	1,202	(232)		970	156	521		677	106	-		1,753
Accounts payables and accrued liabilities	385	-		385	131	(11)	2.9	120	18	-		523
Derivatives	441	-		441	-	532	2.10	532	77	-		1,050
Current portion of borrowings	351	(232)	1.4	119	25	-		25	11	-		155
Income and mining tax payable	25	-		25	-	-		-	-	-		25
Long-term debt	807	526	1.3	1,333	217	-		217	23	-		1,573
Derivatives	329	-		329	-	-		-	-	-		329
Deferred income and mining taxes	845	-		845	5	-		5	-	412	4.7	1,262
Provision for environmental rehabilitation	134	-		134	23	-		23	-	-		157
Provision for post-retirement medical benefits	130	-		130	-	-		-	-	-		130
Other accrued liabilities	12	-		12	4	-		4	28	-		44
Minority interests	52	-		52	3	-		3	-	-		55
Share capital and reserves	2,068	-		2,068	506	(751)		(245)	-	1,809		3,632
Total liabilities and stockholders' equity	5,579	294		5,873	914	(230)		684	157	2,221		8,935

Notes to the Adjustments to the Pro Forma Condensed Combined Income Statements and Balance Sheet

1   **Bonds Adjustments**

1.1   Interest expense

Represents the net finance charges on the Bonds, calculated at an all inclusive cost of 2.555 per cent on the net proceeds of US$991 million, less charges saved on AngloGold's existing facilities, assumed to be repaid with funds from the Bonds issue.

1.2   Cash and cash equivalents

Represents surplus cash from the Bonds issue after repayment of drawdowns on the existing facilities of AngloGold.

1.3   Borrowings

Represents the net proceeds of the Bonds issue of US$991 million, net of costs, after repayments of US$465 million being the long term portion of the drawdowns of AngloGold's existing facilities.

1.4   Current portion of borrowings

Represents the repayment of the US$232 million current short term draw down from the funds raised from the issue of the Bonds.

2   **Adjustments to Convert the UK GAAP Consolidated Financial Information of Ashanti to an US GAAP Basis and Reclassification**

2.1   Product sales and non-hedge derivatives

Under UK GAAP, Ashanti defers some derivative gains or losses in creditors. Under US GAAP such gains or losses are not deferred, they are recognized in income immediately.

Product sales has been adjusted for the movement in deferred hedging income transferred from creditors. The adjustment to the non-hedge derivatives represents the movement in the fair value and marked-to-market value of the non-hedge derivative items. Maturing hedge contracts have been allocated to product sales under UK GAAP, under US GAAP a reallocation has been made between product sales and non-hedge derivatives.

2.2   Depreciation, depletion and amortization on tangible assets

Represents the reduction in depreciation charge on tangible assets where a greater impairment would have been recognized under US GAAP in a previous period.

2.3   Impairment of assets

In the assessment of long-lived assets for impairment under UK GAAP the recoverable amount based on discounted cash flows, includes future hedging income, which is compared to the assets' carrying value. Under US GAAP hedging income is only included in the future cash flows of off balance sheet commodity contracts when an assessment for impairment is made. In addition under US GAAP undiscounted cash flows are used when an assessment for impairment is made.

2.4   Other

Variable stock option compensation plans
Under UK GAAP, the voluntary cancellation and regrant of options are treated as separate events. At the date of grant, the option prices were above the market price of Ashanti's shares. Consequently, the options have no intrinsic value and no compensation charge has been recognized. Under US GAAP the voluntary cancellation and regrant of options are also treated as separate events. However, under US GAAP, accounting for the newly granted options is required. Consequently, compensation cost in respect of options granted during the year has been measured at the period end as the difference between the quoted market price and the option strike price to be paid by the employee. Such expense is being recognized over the three year service period.

2.5   Equity income in affiliates

Represents the Geita joint venture's portion of the adjustment relating to the movement in the marked-to market value of the non hedge derivatives.

2.6   Cash and cash equivalents

Proceeds from sales of bullion for which cash has not yet been received as at 31 December are reclassified as trade and other receivables.

2.7   Trade and other receivables

Proceeds from sales of bullion for which cash has not yet been received as at 31 December are reclassified as trade and other receivables.

2.8   Other long term assets

Represents the marked-to-market value of derivative financial instruments held by the Geita joint venture.

2.9   Accounts payables and accrued liabilities

Deferred hedging income transferred from creditors as per note 2.1 above.

2.10   Derivatives

Represents the effect of marking the derivatives to market value.

3   **Equity adjustment to subsidiary**

Ashanti has a 50 per cent interest in the Geita joint venture in which AngloGold holds the other 50 per cent interest. As a result of the combination with Ashanti, the combined group will hold 100 per cent of Geita. Accordingly, adjustments have been made in the pro forma income statements and balance sheet, this results in the Geita operation being fully consolidated by the combined Group.

4   **Ashanti Combination Adjustments**

An estimate of US$85.0 million for the transaction cost in connection with the proposed combination has been used. This is AngloGold's best estimate based on information available. Actual amounts could differ from that reflected in the consolidated pro forma condensed combined financial information.

4.1   Synergy savings

No adjustment has been made in the pro forma financial statements for the expected synergies or cost savings.

4.2   Depreciation, depletion and amortization

Depreciation, depletion and amortization has been adjusted as a result of the fair value attributed to the acquired properties at acquisition. The quantum of depreciation, depletion and amortization is based on the units of production method.

4.3   Taxation

Represents the taxation effects of the adjustments under item 4.2 above.

4.4   Cash and cash equivalents

Represent the cash effects of share options being cancelled for cash, warrants being converted to shares and transaction costs.

4.5   Acquired properties

Acquired properties have been increased by the fair value of the Ashanti mining assets as determined by AngloGold.

4.6   Goodwill

As part of the purchase price allocation, AngloGold allocated fair value and goodwill to the assets and liabilities of Ashanti. This results in a new basis for all assets and liabilities of Ashanti, and upon the allocation of the new goodwill values, the historic goodwill of Ashanti has been eliminated.

4.7   Deferred taxation

The increase in the deferred tax liability is the result of adjusting deferred tax for the fair value of the acquired properties, calculated at the applicable rate of 30 per cent.

4.8   Share price

The consolidated pro forma financial information has been compiled based on the average market price of AngloGold ADSs on the New York Stock Exchange of US$38 a share during the two days before and after October 15, 2003, the day on which the issue price was announced to be increased to 29 AngloGold ordinary Shares for each 100 Ashanti ordinary Shares in issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLOGOLD LIMITED

Date: March 19, 2004   By: /s/ C R BULL

                                                 Name: C R Bull
                                                 Title: Company Secretary